Mail Stop 3561

April 3, 2007

Michael I. German
Chief Executive Officer
Corning Natural Gas Corporation
330 W. William Street
P.O. Box 58
Corning, NY 14830

      Re: **Corning Natural Gas Corporation**
              Preliminary Proxy Statement on Schedule 14A
              Filed March 6, 2007
              File No. 0-00643

Dear Mr. German:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with the outstanding comments in our letter dated March 29, 2007 issued on the Form 10-K for fiscal year ended September 30, 2006.

Proposal Three: Approval of Restated Certificate of Incorporation, page 12

2. We note that the proposal presents several matters for shareholder vote, including the increase in authorized shares, the creation of a class of preferred stock, the elimination of preemptive rights, the removal of a supermajority voting provision

related to extraordinary transactions, etc. We also note that certain matters require a majority vote for approval, while other matters require a supermajority vote. Please revise or explain why these matters should not be presented separately so that shareholders will have the opportunity to approve, disapprove or abstain with respect to each separate matter. Please note that this comment also applies to proposal 4. See Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A.

Certain Relationships and Related Transactions, page 31

3. Please provide us with support for the statements that Rich May "demanded" that you issue two notes to it, the firm obtained the notes "coercively" and you disputed the validity of the notes. Please advise us whether you have brought or intend to bring counterclaims against Rich May for malpractice. Please remove the disclosure regarding Mr. Bilodeau's father, given that he has not been affiliated with the firm for the past 20 years. Also, clarify that Mr. Bilodeau's son is a shareholder of the Rich May law firm. See Rule 14a-9 under the Exchange Act.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher J. Hubbert, Esq.
        Kohrman Jackson & Krantz PLL
        Fax: (216) 621-6536